Tejon Ranch Co.

P.O. Box 1000

Lebec, California 93243

May 23, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ruairi Regan

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-287361)

Mr. Regan,

Tejon Ranch Co. (the “Company”) hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (File No. 333-287361) be accelerated and that it be declared effective on Wednesday, May 28, 2025, at 4:00 p.m. Eastern time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Bill Wortmann of Gibson, Dunn & Crutcher LLP at (202) 887-3649.

Sincerely,

TEJON RANCH CO.

By:	/s/ Brett Brown
Brett Brown
Executive Vice President and Chief Financial Officer

cc: Bill Wortmann, Gibson, Dunn & Crutcher LLP